UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Diamondhead Casino Corp. (Name of Issuer)
Common (Title of Class of Securities)
25278S100 (CUSIP Number)
October 2008 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 25278S100

1.	Names of Reporting Persons. Lewis Asset Management, Corp. I.R.S. Identification Nos. of above persons (entities only). 01-0822953

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DELEWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,935,980

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 3,935,980

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,935,980

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 11.65%

12.	Type of Reporting Person CO

SCHEDULE 13G
CUSIP No. 25278S100

1.	Names of Reporting Persons. Lewis Opportunity Fund, LP I.R.S. Identification Nos. of above persons (entities only). 01-0822950

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization DELEWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,121,896

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 3,121,896

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.24%

12.	Type of Reporting Person PN

SCHEDULE 13G
CUSIP No. 25278S100

1.	Names of Reporting Persons. LAM Opportunity Fund, LTD I.R.S. Identification Nos. of above persons (entities only). N/A - Bermuda Limited Liability Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 814,084

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 814,084

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 814,084

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.41%

12.	Type of Reporting Person PN

Item 1.
(a)	Name of Issuer Diamondhead Casino Corp.
(b)	Address of Issuer's Principal Executive Offices 1301 Seminole Blvd, Ste 142 Largo, FL 33770

Item 2.
(a)	Name of Person Filing Lewis Asset Management, Corp. Lewis Opportunity Fund, LP LAM Opportunity Fund, LTD
(b)	Address of Principal Business Office or, if none, Residence 45 Rockeller Plaza Suite 2570 New York, NY 10111
(c)	Citizenship State of Deleware/Bermuda
(d)	Title of Class of Securities Common
(e)	CUSIP Number 25278S100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 3,935,980
(b)	Percent of class: 11.65%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 3,935,980
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 3,935,980
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

                                 This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5 percent of the stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2008

By:	/s/ W. Austin Lewis IV W. Austin Lewis IV on behalf of Lewis Asset Management, Corp., Lewis Opportunity Fund, LP and LAM Opportunity Fund, LTD
Title:	General Partner/CIO